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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 14D-9/A
                               (AMENDMENT NO. 5)
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                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

                           ACME-CLEVELAND CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           ACME-CLEVELAND CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON SHARES, $1 PAR VALUE
             (INCLUDING ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

            SERIES A CONVERTIBLE PREFERRED SHARES, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  004626-10-7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DAVID L. SWIFT
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ACME-CLEVELAND CORPORATION
                       30100 CHAGRIN BOULEVARD, SUITE 100
                          PEPPER PIKE, OHIO 44124-5705
                           TELEPHONE: (216) 595-9090

                      (NAME, ADDRESS AND TELEPHONE NUMBER
                   OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                           DONALD H. MESSINGER, ESQ.
                          THOMPSON HINE & FLORY P.L.L.
                                3900 KEY CENTER
                               127 PUBLIC SQUARE
                           CLEVELAND, OHIO 44114-1216

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     This Amendment No. 5 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed on March 20, 1996 and subsequently amended (as amended to date, the "Schedule 14D-9") by Acme-Cleveland Corporation (the "Company") in connection with a tender offer (the "Offer") made by WEC Acquisition Corporation ("WEC"), a Delaware corporation and wholly owned subsidiary of Danaher Corporation, a Delaware corporation ("Danaher"), to purchase all outstanding Common Shares and all outstanding Series A Preferred Shares of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated March 7, 1996, as amended and supplemented, and in the related Letter of Transmittal, as amended and supplemented, as set forth in this Amendment No. 5. Each of the defined terms used in this Amendment No. 5 has the meaning given to it in the Schedule 14D-9. References to Shares include the associated preferred share purchase rights.

ITEM 2. TENDER OFFER OF THE BIDDER.

     Item 2 of the Schedule 14D-9 is amended and supplemented by adding at the end thereof the following:

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 31, 1996 (the "Merger Agreement"), by and among the Company, Danaher, and WEC. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, as soon as practicable following the expiration of the Offer, WEC will be merged into the Company (the "Merger"), and each then-outstanding Share not owned by Danaher, WEC, or any other direct or indirect subsidiary of Danaher (other than Shares held in the treasury of the Company and Shares held by dissenting shareholders who perfect their dissenter's rights, if any, under Ohio law), will be cancelled and retired and be converted into the right to receive in cash an amount per Share, without interest, equal to $30.00. A copy of the Merger Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND.

     The first sentence of Item 3(b) of the Schedule 14D-9 is amended and restated to read as follows: "Certain contracts, agreements, arrangements, and understandings and actual and potential conflicts of interest between the Company and its affiliates and certain of its executive officers, directors, and affiliates are described on page 6 and in pages 11 through 15 of the Company's Proxy Statement dated December 15, 1995 for its 1996 Annual Meeting of Shareholders held on January 25, 1996 (the "1996 Proxy Statement")."

     Item 3(b) of the Schedule 14D-9 is further amended and supplemented by adding at the end thereof the following:

     At the May 30 Board meeting, the Board authorized the payment of bonuses on a proportional basis for fiscal year 1996 to officers and corporate office bonus rated employees of the Company up to an aggregate of $500,000. On May 31st, it was determined that proportional bonuses would be paid initially in an aggregate amount of $300,000 to certain officers and corporate office bonus rated employees. The following executive officers of the Company received these proportional bonuses in an aggregate amount of $234,000: David L. Swift, Earl J. Bellisario, Ronald C. Drabik, Kenneth B. Neighbors, Diane O. McDaniel, and Donna
M. Flammang.

     At the May 31 Board meeting, the Board exercised its discretion to accelerate the date on which outstanding options become exercisable under the Acme-Cleveland Corporation 1985 Employees Stock Option and Stock Appreciation Rights Plan to the date of the execution of the Merger Agreement. As a result of this acceleration and the execution of the Merger Agreement, an aggregate of 15,500 options held by the following executive officers of the Company became exercisable: David L. Swift, Earl J. Bellisario, Diane O. McDaniel, Donna M. Flammang, and James Helton. In addition, the Board determined at this same meeting to accelerate the payment of all amounts in the accounts under the Company's Deferred Compensation Plan to a date no later than sixty days following the execution of the Merger Agreement. As a result of this determination by the Board and the execution of the Merger Agreement, the payment of deferred compensation in the aggregate amount of $296,545.91 was accelerated for the following executive officers of the Company: Mr. Swift, Mr. Helton, and Mr. Bellisario. At the May 31 Board meeting, the Board also exercised its discretion to cause certain restrictions on Common Shares which were the subject of Restriction

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Agreements dated December 7, 1994 to lapse on the date of the execution of the
Merger Agreement. As a result of this action by the Board and the execution of the Merger Agreement, restrictions lapsed on 18,583 shares held by the following executive offficers of the Company: Mr. Swift, Mr. Bellisario, Ms. McDaniel, and Ms. Flammang.

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference.

     The Offer. Pursuant to the terms of the Merger Agreement, WEC has agreed to, and Danaher has agreed to cause WEC to, amend the Offer (and to amend its Tender Offer Statement on Schedule 14D-1 to reflect such amendment) (i) to reflect the increase in the Offer Price to $30.00; (ii) to modify the conditions of the Offer to conform to the conditions of the Offer provided for in the Merger Agreement (the "Offer Conditions"), and (iii) to extend the Offer until at least 5:00 p.m. on the date of the 831 Shareholders Meeting. At the Company's request, WEC will, and Danaher will cause WEC to, extend the Offer from time to time for up to an aggregate of an additional ten business days following the date of the 831 Shareholders Meeting if, prior to 5:00 p.m. on the date of such meeting, there are not validly tendered and not properly withdrawn that number of Shares which, when aggregated with the Shares currently owned by Danaher and any of its affiliates, would represent at least a majority of the Shares then outstanding on a fully diluted basis. Danaher has agreed to effect the amendment to the Offer described in the first sentence of this paragraph no later than five business days after the public announcement of the execution of the Merger Agreement. WEC has also agreed that it will not, and Danaher agrees that it will cause WEC not to, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) change the Offer Conditions, (iv) impose additional conditions to its obligation to consummate the Offer and to accept for payment and purchase Shares tendered in the Offer, or (v) change any other terms of the Offer in a manner adverse to the holders of Shares. Notwithstanding the foregoing, WEC may extend the expiration date of the Offer to the extent required by law or if the Offer Conditions are not satisfied. As further described below, the obligation of WEC to accept for payment and pay for Shares tendered pursuant to the Offer will be subject only to the Offer Conditions, all of which may be waived by WEC in its sole discretion.

     Pursuant to the terms of the Merger Agreement, the Company has represented that the Board has (i) resolved to recommend that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer and (ii) received an opinion from Goldman, Sachs that the $30.00 in cash to be received by the holders of shares in the Offer and the Merger, taken as a unitary transaction, is fair to such holders. The Company also agrees to not withdraw, modify, or amend its recommendation included herein that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer, unless (i) such recommendation would not be consistent with the fiduciary duties of the Board under applicable law, as advised by counsel, or (ii) the Merger Agreement is terminated in accordance with its terms.

     The Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, WEC's obligations to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), to pay for any Shares not theretofore accepted for payment or paid for pursuant to the Offer are subject to the Offer Conditions. Specifically, WEC is not obligated to accept for payment or, subject to any applicable rules and regulations of the Commission, to pay for any Shares not theretofore accepted for payment or paid for pursuant to the Offer if there are not validly tendered and not properly withdrawn prior to the expiration of the Offer such number of Shares which, when aggregated with the Shares currently owned by Danaher and any of its affiliates, would represent at least a majority of the Shares then outstanding on a fully diluted basis. Furthermore, WEC will not be obligated to accept for payment or, subject to any applicable rules and regulations of the Commission, to pay for any Shares not theretofore accepted for payment or paid for pursuant to the Offer if at any time on or after the date of the Merger Agreement and at or before the time that the particular Shares are accepted for payment (whether or not any other Shares have theretofore been accepted for payment or paid for pursuant to the Offer) any of the following conditions exist:

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     (a) any provision of applicable domestic law or regulation or any judgment, injunction, order, or decree of a court or governmental agency or authority of competent jurisdiction is in effect that (i) makes the Offer or the Merger illegal or otherwise, directly or indirectly, prohibits, materially restrains, or makes materially more costly the making of the Offer, the acceptance for payment of, payment for, or ownership, directly or indirectly, of some or all of the Shares by WEC or Danaher or materially delays the Merger, (ii) prohibits or materially limits the ownership or operation by the Company or any of its subsidiaries that owns a material portion of the business and assets of the Company and its subsidiaries, taken as a whole, or by Danaher, WEC, or any subsidiaries of Danaher of all or a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Danaher and its subsidiaries, taken as a whole, as a result of the Offer, the Merger, or the other transactions contemplated by the Merger Agreement, or (iii) imposes limitations on the ability of WEC, Danaher, or any subsidiaries of Danaher effectively to acquire, hold, or exercise full rights of ownership of the Shares, including but not limited to, the right to vote any Shares acquired or owned by WEC, Danaher, or any subsidiaries of Danaher on all matters properly presented to the shareholders of the Company, including but not limited to, the approval of the Merger and adoption of the Merger Agreement and the right to vote any shares of capital stock of any subsidiaries of the Company (other than immaterial subsidiaries); provided, however, that each of the Company, Danaher, and WEC agrees to use all reasonable efforts, including appeals to higher courts, to have any such judgment, injunction, order, or decree lifted;

     (b) any consents, authorizations, orders, and approvals of, or filings or registrations with, any regulatory body required in connection with the execution, delivery, and performance of the Merger Agreement have not been obtained or made, except (i) for certain certificates of merger required to be filed in connection with the Merger as contemplated by the Merger Agreement and the filing, of any other documents required to be filed after the purchase of the Shares pursuant to the Offer and (ii) where the failure to obtain or make any such consent, authorization, order, approval, filing, or registration is not likely to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations, or business of the Company and its subsidiaries, taken as a whole, excluding any event or condition resulting from the Merger Agreement or the transactions contemplated by it (a "Company Material Adverse Effect"), or a material adverse effect on the financial condition, results of operations, or business of Danaher and its subsidiaries, taken as a whole (a "Danaher Material Adverse Effect") and would not render the Offer or the Merger illegal or provide a reasonable basis to conclude that the parties to the Merger Agreement or their affiliates or any of their respective directors or officers will be subject to the risk of criminal liability;

     (c) any required action by or in respect of, or filing with, any governmental body, agency, official, or authority, or any action, consent, approval, or waiver required to be obtained from any party to any material contracts (a "Third Party Consent") has not been obtained, except where the failure to obtain any Third Party Consent is not likely to have, individually or in the aggregate, a Company Material Adverse Effect;

     (d) the Company has failed to perform the obligations to be performed by it under the Merger Agreement at or prior to such time or any representations and warranties of the Company contained in the Merger Agreement are not true at such time as if made at and as of such time (unless made as of a specified date, in which case such representation or warranty will be true as of such date), except to the extent that the failure to perform such obligations and the untruth of such representations and warranties is not likely to have, individually or in the aggregate, a Company Material Adverse Effect, and Danaher has received a certificate of an executive officer and the chief financial officer of the Company to the effect of the foregoing;

     (e) the acquisition of Shares by WEC pursuant to the Offer has not been authorized by the Company's shareholders as required by Section 1701.831 of the Ohio Revised Code;

     (f) the Merger Agreement has been terminated in accordance with its terms; and

     (g) the Company has not obtained the consents of each holder of an option to purchase Common Shares or of a Common Share granted under the Performance Plan (as defined below) in respect of the cancellation of such option or Common Share.

     Any of the Offer Conditions may be waived by WEC in whole or in part at any time and from time and time in the sole discretion of WEC. The failure of WEC at any time to exercise any of the foregoing rights will

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not be deemed a waiver of any such right and no single or partial exercise of any such right will preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

     The 831 Shareholders Meeting. In the Merger Agreement, the Company has agreed to reconvene the 831 Shareholders Meeting at the earliest possible date, and the Company will not postpone or adjourn the 831 Shareholders Meeting (except as a result of the absence of a quorum) without Danaher's consent, unless Danaher requests such postponement or adjournment. The methods for identifying "interested shares" as defined in Section 1701.01(CC) of the Ohio Revised Code and for determining whether the related quorum requirement is met at the 831 Shareholders Meeting will be as set forth in the Merger Agreement. Pursuant to the terms of the Merger Agreement, the Board will recommend that the Company's shareholders approve the proposed "control share acquisition" at the 831 Shareholders Meeting, unless such recommendation would not be consistent with the Board's fiduciary duties under applicable law, as advised by counsel, or the Merger Agreement is terminated in accordance with its terms.

     Board Designees. The Merger Agreement provides that, promptly following the purchase by WEC pursuant to the Offer of that number of Shares which, when aggregated with the Shares owned by Danaher and any of its affiliates, represents at least a majority of the Shares then outstanding on a fully diluted basis and subject to the Company's obligations under Section 14(f) of the Securities Exchange Act of 1934, as amended (the "'34 Act"), and Rule 14f-1 thereunder, WEC will be permitted to designate members of the Board such that WEC will have a number of representatives on the Board equal to the product, rounded up to the next whole number, of (i) the total number of directors of the Company multiplied by (ii) the percentage that the number of Shares then beneficially owned by WEC or its affiliates bears to the number of Shares outstanding at the time of such purchase. The Company has agreed to increase the size of the Board, or use its reasonable efforts to secure the resignation of directors, or both, as may be necessary to permit WEC's designees to be elected or appointed to the Board. Notwithstanding the foregoing, prior to the Effective Time (as defined herein), the Board will always have at least two members who are not officers, designees, shareholders, or affiliates of WEC (the "Independent Directors"). All of the Independent Directors will be individuals who are currently directors of the Company, except to the extent that such individuals do not wish to continue as directors or voluntarily resign. The Company has further agreed to take all actions required pursuant to Section 14(f) of the '34 Act and Rule 14f-1 thereunder in connection with the election or appointment of WEC's designees to the Board. Furthermore, following the election or appointment of WEC's designees to the Board, any of the following will require the concurrence of a majority of the Independent Directors, unless no individuals who are currently directors of the Company wish to continue as directors or all such individuals voluntarily resign: (i) any amendment to the Merger Agreement; (ii) the termination of the Merger Agreement by the Company;
(iii) any extension by the Company of the time for the performance of the obligations of WEC or Danaher under the Merger Agreement; (iv) any recommendation to shareholders or any modification or withdrawal of any such recommendation; or (v) any waiver of any of the Company's rights under the Agreement.

     Disposition of Ohio Litigation. Pursuant to the terms of the Merger Agreement, WEC and Danaher also have agreed, as promptly as possible but in no event later than five business days after the public announcement of the execution of the Merger Agreement, to move to withdraw, without prejudice, their complaint in the case entitled Danaher Corporation, et al., v. Acme-Cleveland Corporation, et al., Case No. C2 96-0247, pending in the United State District Court for the Southern District of Ohio, Eastern Division. The Company has agreed to move to withdraw, without prejudice, its counterclaims in that case.

     The Merger. The Merger Agreement provides that, at the Effective Time, WEC will be merged with and into the Company in accordance with applicable law. The Company will be the surviving corporation (the "Surviving Corporation") in the Merger. As soon as practicable after satisfaction or waiver of all conditions to the Merger set forth in the Merger Agreement, the parties will cause certain certificates of merger to be filed in accordance with applicable state law. Upon filing of both of such certificates, the Merger will become effective (the "Effective Time").

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     Until amended in accordance with applicable law, the articles of incorporation and regulations of the Company in effect at the Effective Time will be the articles of incorporation and regulations of the Surviving Corporation after the consummation of the Merger. Until successors are duly elected or appointed and qualified, from and after the Effective Time, the officers and directors of WEC at the Effective Time will be the officers and directors of the Surviving Corporation after the consummation of the Merger. The failure to retain the officers of the Company as officers of the Surviving Corporation will qualify as Good Reason to terminate for purposes of the Severance Pay Agreements between the Company and certain executive officers of the Company or of a subsidiary of the Company and the Employment Agreement between the Company and Mr. Swift, entitling such persons to receive lump sum payments under such contracts upon such termination.

     By virtue of the Merger, at the Effective Time, (i) each then issued and outstanding Common Share of WEC will be converted into one Common Share of the Surviving Corporation, (ii) each then issued and outstanding Share, except for Shares held by the Company as treasury shares or owned by Danaher or any subsidiary of Danaher (which Shares will be immediately canceled and no payment will be made with respect thereto) will be converted into the right to receive, without interest, an amount in cash equal to $30.00 (the "Merger Consideration"). From and after the Effective Time, all Shares will be canceled and retired and cease to exist and each holder of a certificate representing any Shares immediately prior to the Effective Time will thereafter cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration or the right, if any, to receive payment from the Surviving Corporation of the "fair cash value" of such Shares as determined in accordance with Section 1701.85 of the Ohio Revised Code.

     Stock Options and Performance Shares. At the earlier of the purchase of Shares pursuant to the Offer and the Effective Time, subject to obtaining the consent of the holder thereof, each outstanding option to purchase Common Shares, whether or not exercisable, granted under an employee stock option or incentive plan of the Company will be cancelled and converted into the right to receive, without interest, an amount in cash equal to the product of (i) the number of Common Shares subject to the option and (ii) the excess of (a) the Merger Consideration over (b) the exercise price per share of the option.

     At the earlier of the purchase of Shares pursuant to the Offer and the Effective Time, subject to obtaining the consent of the holder thereof, each Common Share to which an employee of the Company is entitled under the Acme-Cleveland Corporation Performance and Equity Incentive Plan (the "Performance Plan") will be cancelled and will be converted into the right to receive, without interest, an amount in cash equal to the Merger Consideration.

     Representations and Warranties of the Company. In the Merger Agreement, the Company has made customary representations and warranties to WEC and Danaher, including, but not limited to, representations and warranties relating to the following: the organization and qualifications of the Company and its subsidiaries; the authority of the Company to enter into and perform its obligations under the Merger Agreement and carry out the related transactions; required consents and approvals; the capitalization of the Company and its subsidiaries; filings made by the Company with the Commission; the Company's consolidated financial statements; the absence of certain changes or developments since September 30, 1995, including, without limitation, any changes or developments since that date which would result in a Company Material Adverse Effect; litigation; employee benefit matters; taxes; intellectual property rights; environmental matters; state takeover statutes; and documents supplied, filed, or distributed by the Company relating to the Offer.

     Representations and Warranties of Danaher and WEC. Danaher and WEC have also made customary representations and warranties in the Merger Agreement, including, without limitation, representations and warranties relating to the following: the organization of Danaher and WEC; the authority of each of Danaher and WEC to enter into and perform its obligations under the Merger Agreement and carry out the related transactions; required consents and approvals; filings made by Danaher with the Commission; Danaher's consolidated financial statements; litigation; availability of sufficient funds to consummate the Offer; and documents supplied, filed, or distributed by Danaher or WEC relating to the Offer.

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     Covenants of the Company.  In the Merger Agreement, the Company has agreed that, except as contemplated or permitted by the Merger Agreement or specifically disclosed in the schedules thereto, or as otherwise approved in writing by Danaher, from the date of the Merger Agreement until the Effective Time, the Company and its subsidiaries will conduct their businesses in the ordinary course consistent with past practice. The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time (i) the Company will not adopt or propose any change or amendment in its articles of incorporation or regulations; (ii) the Company will not, and will not permit any of its subsidiaries to, merge, consolidate, or enter into a share exchange with any other individual, corporation, partnership, association, trust, or other entity or organization (including a government or political subdivision or any agency or instrumentality thereof) (a "Person"), sell, lease, license, mortgage, pledge, or otherwise dispose of any material assets, except (a) in the ordinary course consistent with past practice or (b) transfers between the Company or its wholly owned subsidiaries; (iii) the Company will not declare, set aside, or pay any dividends or make any distributions on the Shares, other than normal quarterly dividends at the rates in effect on the date of the Merger Agreement;
(iv) the Company will not, and will not permit any of its subsidiaries to, (a) issue, deliver, sell, encumber, or authorize or propose the issuance, delivery, sale, or encumbrance of, any capital stock or other securities of the Company or any capital stock or other securities of its subsidiaries ("Company Subsidiary Securities"), other than the issuance of Common Shares upon the exercise of outstanding options to purchase Common Shares granted prior to the date hereof or upon conversion of the Series A Preferred Shares, (b) split, combine, or reclassify any Shares or Company Subsidiary Securities, (c) repurchase, redeem, or otherwise acquire any capital stock or other securities of the Company or any Company Subsidiary Securities, or (d) amend the terms of any outstanding securities; (v) the Company will not make any commitment or enter into any contract or agreement that is likely to be, individually or in the aggregate, material to the Company and its subsidiaries taken as a whole except in the ordinary course of business consistent with past practice; (vi) except to the extent required by law, by existing contract, or by policy currently in effect, the Company and its Subsidiaries will not increase in any manner the compensation or fringe benefits of any of its directors or officers, pay any pension or retirement allowance to any directors or officers, or become a party to, amend, or commit itself to any pension, retirement, profit-sharing, welfare-benefit plan, or employment agreement with or for the benefit of any director or officer, other than the payment of bonuses not exceeding, in the aggregate, $200,000 to officers of the Company in the ordinary course of business consistent with past practices; (vii) the Company will not, and will not permit any of its subsidiaries to, make any tax election or settle or compromise any material federal, state, local, or foreign tax liability; (viii) the Company will not take, and will not permit any of its subsidiaries to take, any action that would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any material respect at, or as of, any time prior to the Effective Time or that would cause any closing condition under the Merger Agreement not to be satisfied, except as may be required by law; and (ix) the Company will not agree to do any of the foregoing.

     In the Merger Agreement, the Company has further agreed that, from the date of the Merger Agreement until its termination, it and its subsidiaries will not, and will use all reasonable efforts to cause their officers, directors, employees, and agents not to, directly or indirectly, (i) take any action to solicit or initiate any good faith offer or proposal for a merger or other business combination involving the Company, the acquisition of the entire equity interest in the Company, or the acquisition of all or substantially all of the assets of the Company (a "Company Acquisition Proposal"), other than the transactions contemplated by the Merger Agreement or (ii) engage in negotiations or enter into agreements with any Person with respect to a Company Acquisition Proposal, disclose any nonpublic information relating to the Company or any of its subsidiaries, or afford access to the properties, books, or records of the Company or any of its subsidiaries, to any Person; provided, however, that the Company may engage in negotiations with or disclose such non-public information, or provide such access to, any Person who has made an unsolicited Company Acquisition Proposal if the Board, after consultation with outside counsel to the Company, determines that its fiduciary duties under applicable law require such actions. In such event, the Company will notify Danaher that it has received a Company Acquisition Proposal and advise Danaher of the material terms and conditions thereof.

     The Company has further agreed that, if required by the provisions of the Ohio Revised Code in order to consummate the Merger, it will take all action necessary in accordance with such law and with the Company's

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

articles of incorporation and regulations to convene a meeting of its shareholders to approve the Merger and adopt the Merger Agreement (the "Merger Meeting"). The Board will recommend that the Company's shareholders approve the Merger and adopt the Merger Agreement, and will cause the Company to use all reasonable efforts to solicit from the shareholders proxies to vote therefor, unless (i) such recommendation would not be consistent with the fiduciary duties of the Board under applicable law, as advised by counsel or (ii) the Merger Agreement is terminated in accordance with its terms. If required by law for the consummation of the Merger, the Company will prepare and file with the Commission preliminary proxy materials relating to the approval of the Merger and the adoption of the Merger Agreement by the Company's shareholders, will provide Danaher with any and all comments thereon by the Commission's staff, will use all reasonable efforts to discuss with Danaher any proposed changes to such preliminary proxy materials prior to responding to any comments thereon by the Commission's staff, and will file with the Commission revised preliminary proxy materials, if appropriate, and definitive proxy materials in a timely manner as required by the rules and regulations of the Commission. Except as otherwise provided in the preceding sentence, the proxy material relating to the Merger Meeting will include the recommendation of the Board.

     Covenants of Danaher and WEC. In the Merger Agreement, Danaher and WEC have agreed, from and after the Effective Time, to indemnify, defend, and hold harmless the present and former directors, officers, and employees of the Company and its subsidiaries against all losses, claims, damages, and liability in respect of acts or omissions by them at or prior to the Effective Time. Danaher will not take any action to terminate or amend the Company's current directors' and officers' liability insurance in respect of acts or omissions occurring at or prior to the Effective Time for at least six years after the Effective Time.

     Pursuant to the Merger Agreement, Danaher and WEC have agreed, jointly and severally, that they will not, and will cause the Surviving Corporation not to, contest the validity of (i) any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that is (a) subject to any provision of ERISA and (b) is maintained, administered, or contributed to by the Company or any affiliate and covers any employee or former employee of the Company or any affiliate or under which the Company or any affiliate has any liability (the "Company Employee Plans") or
(ii) any employment, severance, welfare, or other similar contract, arrangement, or policy, or any plan or arrangement (written or oral) providing for compensation, benefit, bonus, profit-sharing, stock option, or other stock related rights or other forms of incentive or deferred compensation that (a) is not a Company Employee Plan, (b) is entered into, maintained, or contributed to, as the case may be, by the Company or any of its affiliates, and (c) covers any employee or former employee or director or former director of the Company or any of its affiliates (the "Company Benefit Arrangements"), and which Company Benefit Arrangements are identified in the Merger Agreement, consist of immaterial arrangements with one or more employees or groups of employees, or have been disclosed in any report, schedule, registration statement, or other document required to be filed with the Commission and so filed prior to the date of the Merger Agreement. Furthermore, Danaher and WEC will, and will cause the Surviving Corporation to, provide the benefits and perform the obligations of the Company and its subsidiaries to present or former officers and employees of the Company or its subsidiaries arising on or before the Effective Time under the Company Employee Plans and the Company Benefit Arrangements identified above. In the Merger Agreement, Danaher and WEC also jointly and severally agree to reimburse, and to cause the Surviving Corporation to reimburse, such present or former officers and certain employees for the costs, including reasonable attorneys' fees, of any litigation initiated by, or initiated or threatened against, any of them in connection with the enforcement of their rights set forth in the immediately preceding two sentences; provided, however, that no such reimbursement will be provided (and any such reimbursement previously made will be refunded) with respect to any claim made by such present or former officer or employee if the court determines that the claim was not made in good faith. With respect to benefits arising after the Effective Time, Danaher and WEC have stated in the Merger Agreement their intention that Danaher will continue to provide to the former employees of the Company and its subsidiaries who remain as employees of the Surviving Corporation and its subsidiaries after the Effective Time each of the benefits which they now receive from the Company and its subsidiaries at least through December 31, 1996, including benefits under the Company Employee Plans and the Company Benefit Arrangements, but excluding any equity-based compensation or benefits. Danaher and WEC will continue to provide to such employees, however, for at least one year after the Effective Time, the same severance benefits as are now provided to them by the Company.

     Pursuant to the Merger Agreement, Danaher has agreed to vote, or cause to be voted, all Shares beneficially owned by it in favor of the Merger and WEC has agreed to consummate the Merger pursuant to the "short form" merger provisions of the Ohio Revised Code if applicable.

     Covenants of the Company, Danaher, and WEC. Pursuant to the Merger Agreement, the Company, Danaher, and WEC have agreed that, if any "fair price", "moratorium", or "control share acquisition" statute or other similar statute or regulation becomes applicable to the transactions contemplated by the Merger Agreement, they will each, along with their respective boards of directors, use all reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise act to minimize the effects of such statute or regulation on the transactions contemplated by the Merger Agreement.

     Conditions to the Merger. The obligations of the Company, Danaher and WEC to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (i) if required by applicable law, the Merger has been approved, and the Merger Agreement has been adopted, by the requisite vote of the Company's shareholders; and (ii) no provision of any applicable domestic law or regulation, and no judgment, injunction, order, or decree of a court or governmental agency or authority of competent jurisdiction is in effect that has the effect of making the Offer or the Merger illegal or otherwise restrains or prohibits the purchase of Shares pursuant to the Offer or the consummation of the Merger (provided, however, that each party agrees to use all reasonable efforts, including appeals to higher courts, to have any such judgment, injunction, order, or decree lifted). The obligations of Danaher and WEC to consummate the Merger are subject to satisfaction or waiver of the Offer Conditions and to compliance by the Company with its obligations set forth in the Merger Agreement related to the election or appointment of WEC's designees to the Board.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any prior approval of the Merger and adoption of the Merger Agreement by the Company's shareholders, (i) by the mutual written consent of the Company, Danaher, and WEC; (ii) by either the Company or Danaher if the Merger has not been consummated by November 30, 1996, provided that such right of termination will not be available to any party that, at the time of termination, is in material breach of its obligations under the Merger Agreement; (iii) by either the Company or Danaher if any applicable domestic law, rule, or regulation makes consummation of the Merger illegal or if any judgment, injunction, order, or decree of a court or governmental agency or authority of competent jurisdiction restrains or prohibits the consummation of the Merger, and such judgment, injunction, order, or decree has become final and nonappealable; (iv) by either the Company or Danaher if the requisite vote of the Company's shareholders approving the Merger and adopting the Merger Agreement has not been obtained at the meeting of the shareholders called for that purpose, as contemplated by the Merger Agreement; (v) by either the Company or Danaher if the Offer terminates without the purchase of Shares thereunder; (vi) prior to the purchase of Shares by WEC pursuant to the Offer, by Danaher if the Board does not publicly recommend in the Schedule 14D-9 or in the proxy material relating to the 831 Shareholders Meeting or the Merger Meeting that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer and approve the Merger and adopt the Merger Agreement, or if the Board withdraws, modifies, or changes such recommendation in any manner adverse to Danaher; or (vii) by the Company if the Company receives an unsolicited Company Acquisition Proposal that the Board determines in good faith, after consultation with its legal and financial advisors, is likely to lead to a merger, acquisition, consolidation, or similar transaction that is more favorable to the shareholders of the Company than the Merger, provided the Company has given Danaher at least five business days notice of the material terms of the Company Acquisition Proposal and has paid the Termination Fee (as defined below).

     In the event of any such termination of the Merger Agreement and abandonment of the Merger, no party to the Merger Agreement (or any of its directors or officers) will have any liability or further obligation to any other party to the Merger Agreement except (i) as provided in the Merger Agreement with respect to certain fees and expenses, (ii) for obligations contained in the Merger Agreement with respect to payment of fees and expenses and arising out of the applicability of the Confidentiality Agreement between the Company and Danaher, dated April 17, 1996, to information provided pursuant to the Merger Agreement, which will survive termination of the Merger Agreement and abandonment of the Merger, and (iii) for liability for any breach of the Merger Agreement which will survive such termination.

     Fees and Expenses. The Merger Agreement provides that, except as set forth below, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring the costs and expenses; provided, however, the Company and Danaher will each pay one-half of all printing, filing, and mailing costs for the proxy statement and all filing fees for filings required by the Commission or the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other regulatory filings.

     Pursuant to the Merger Agreement, if (i) the Merger Agreement is terminated by the Company because the Company receives an unsolicited Company Acquisition Proposal that the Board determines in good faith, after consultation with its legal and financial advisors, is likely to lead to a merger, acquisition, consolidation, or similar transaction that is more favorable to the shareholders of the Company than the Merger, (ii) any Person publicly makes a Company Acquisition Proposal and thereafter the Merger Agreement is terminated because the Merger has not been consummated by November 30, 1996 or the Company's shareholders have failed to approve the Merger and adopt the Merger Agreement, or (iii) any Person publicly makes a Company Acquisition Proposal and thereafter the Merger Agreement is terminated by Danaher because the Board did not publicly recommend in the Schedule 14D-9 or in the proxy material relating to the 831 Shareholders Meeting or the Merger Meeting that the Company's shareholders accept the Offer and tender their Shares and approve the Merger and adopt the Merger Agreement, or the Board has withdrawn, modified, or changed such recommendation in any manner adverse to Danaher, then the Company has agreed to reimburse Danaher and WEC for all of their reasonable documented out-of-pocket expenses and fees other than litigation expenses (subject to a maximum reimbursement obligation of $1,500,000) actually incurred by Danaher in connection with the transactions contemplated by the Merger Agreement prior to the termination of the Merger Agreement, including, without limitation, all fees and expenses of counsel, financial advisors, accountants, and environmental and other experts and consultants to Danaher and WEC ("Transaction Costs"). If (i) the Merger Agreement is terminated by the Company as set forth in clause (i) of the immediately preceding sentence, (ii) any Person publicly makes a Company Acquisition Proposal, thereafter the Merger Agreement is terminated as set forth in clause (ii) of the immediately preceding sentence, and within 12 months after termination, the Company accepts or consummates any Company Acquisition Proposal, or (iii) any Person publicly makes a Company Acquisition Proposal and thereafter the Merger Agreement is terminated as set forth in clause (iii) of the immediately preceding sentence, then, in addition to reimbursing Danaher and WEC for their Transaction Costs, the Company has agreed to pay to Danaher a fee of $6,000,000 (the "Termination Fee").

     In the Merger Agreement, Danaher and WEC have agreed that if Danaher receives a Termination Fee, neither Danaher, WEC, nor any of their affiliates will assert or pursue in any manner, directly or indirectly, any claim or cause of action (i) against any person submitting a Company Acquisition Proposal or
(ii) against the Company or any of its directors, officers, employees, agents, or representatives based in whole or in part upon its or their receipt, consideration, recommendation, or approval of the Company Acquisition Proposal, including the Company's exercise of its right to terminate the Merger Agreement.

     Waiver and Amendment. Subject to applicable law, any provision of the Merger Agreement may be amended or waived if such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties to the Merger Agreement, and, in the case of a waiver, by the party against whom the waiver is to be effective.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4(a) of the Schedule 14D-9 is hereby amended to include, at the end of the subsection captioned "Background," the following:

     Following the March 20, 1996, meeting of the Board, and consistent with the directive of the Board, the Company's management initiated a process for exploring strategic alternatives to optimize shareholder value, including identifying potential purchasers and facilitating their review of the Company. In addition, the Company and the State of Ohio commenced their defense of the litigation initiated by Danaher and WEC. A hearing on plaintiffs' request for an injunction took place on April 9, 10, and 11, 1996, and was scheduled to resume on April 18, 1996.

     On April 17, 1996, the Company and Danaher entered into agreements providing for (1) the receipt by Danaher of non-public information about the Company, (2) the postponement of the 831 Shareholders Meeting until after June 30, 1996, and the resolution of issues regarding eligibility for voting at the Special Meeting, and (3) the suspension of the litigation initiated by Danaher until after June 30, 1996.

     The agreements between the Company and Danaher were designed to permit Danaher to participate in the Company's process on substantially the same basis as other potential purchasers of the Company, some of whom had theretofore received non-public information about the Company, interviewed management, and visited facilities of the Company.

     In consideration for being permitted to participate in the process and being able to receive non-public information regarding the Company, Danaher agreed that, prior to June 30, 1996, unless the Company requested it to do so in writing, Danaher would not alter any of the material terms of its Offer (other than to terminate the Offer or to extend the term of the Offer) or commence a new tender offer or exchange offer for Shares of the Company. Other potential purchasers also signed agreements that precluded them from proposing to acquire the Company for a specified period of time unless the Company requested them to do so in writing. The Company has stated that one of the purposes of these agreements was to enable the Company to have sufficient time to evaluate all of its strategic alternatives to the Offer, while allowing potential purchasers to have an ample opportunity to review and evaluate the information about the Company during the period.

     On April 24, 1996, Danaher and its representatives visited the Company's headquarters offices and received the non-public information about the Company that had been made available to other potential purchasers and interviewed the Company's management. During the following week, representatives of Danaher visited facilities of the Company.

     During the same and subsequent periods, the Company continued to communicate with other potential purchasers of the Company. As of May 30, 1996, the Company and its representatives had communicated with over 75 companies that had been identified as potential purchasers, of whom approximately two-thirds reviewed information regarding the Company. Approximately 25 potential purchasers either entered into confidentiality agreements or were considering confidentiality agreements as of May 30, 1996. As of that date, however, none of the potential purchasers had presented a proposal to the Company for the purchase of the Company.

     On May 23, 1996, the Board reviewed in detail the status of the process of exploring strategic alternatives to the Offer and held discussions with the Company's financial advisors and legal counsel. Based on these discussions, the Board determined to continue the Company's process. At that point in time, Danaher had made no proposal to increase the price of its Offer.

     On May 24, 1996, the Board received a letter from Danaher stating that it was prepared to offer to acquire the Company at a price of $29 per outstanding Share. A copy of the letter is incorporated herein by reference to Exhibit 1 to the Schedule 14D-9/A (Amendment No. 3) filed by the Company on May 31, 1996. According to the letter, Danaher's proposal would expire at 9:00 a.m., New York time, on May 28, 1996, if the Company did not accept it by that time. Danaher also stated that, if the Company did not accept the proposal, Danaher would seek to call a special meeting of the Company's shareholders for the purpose of replacing the

Company's Board of Directors and, if its nominees were elected, seek to consummate the acquisition of the Company pursuant to its $27 per Share Offer.

     The Company, after engaging in discussions with Danaher regarding price and value, advised Danaher that its proposal was neither persuasive nor compelling and that the Company would continue actively to explore its alternatives.

     Subsequently, on May 28, 1996, Danaher informed Acme-Cleveland that it was prepared to increase its Offer to $30 per Share (the "Increased Offer Price"). During the next three days, the Company's Chairman, financial advisors, and legal counsel negotiated the principal terms of the Merger Agreement with representatives of Danaher. The principal issues in these negotiations involved the Company's insistence that there be no contingencies or uncertainties that might be likely to prevent the consummation of the proposed transactions and that the Company be permitted, after payment of the Termination Fee, to terminate any agreement with Danaher in the event that it receives an unsolicited written proposal with respect to the acquisition of the Company from a third party that the Board of Directors determines, in good faith, is likely to lead to a transaction that is more favorable to the shareholders of the Company than the acquisition by Danaher. The Company also required contractual assurance that all outstanding agreements of the Company be honored, including those pertaining to employee benefit arrangements.

     Late in the afternoon on May 29, 1996, and during the early evening on May 30, 1996, the Board met to review the status of the discussions with Danaher and held further discussions with the Company's financial advisors with respect to the status of the process and the terms of the proposal by Danaher.

     The Board met again on May 31, 1996, to consider the proposal from Danaher and the negotiated terms of the Merger Agreement. The Board received an oral presentation from Goldman Sachs, who advised the Board that, in its opinion, as of such date the $30 in cash to be received by the holders of Shares in the Offer and the Merger, taken as a unitary transaction, is fair to such holders. The Board also received a report from the Company's legal counsel with respect to the terms of the proposed definitive agreement.

     After lengthy review and consideration, the Board determined that acceptance of the Offer at the Increased Offer Price would be in the best interests of the Company and its shareholders. The Board then acted to amend the Company's Rights Agreement to provide that it would not apply to the transactions proposed by Danaher, took certain procedural actions with respect to the 831 Shareholders Meeting and applicable Ohio statutes, and approved the Merger Agreement with Danaher and the transactions contemplated thereby.

     Item 4(a) of the Schedule 14D-9 is hereby amended to include, at the end of the subsection captioned "Recommendation," the following:

     At the May 31, 1996 meeting, the Board unanimously determined that the Offer at the Increased Offer Price was fair to, and in the best interests of, the Company and its shareholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDED THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AT THE INCREASED OFFER PRICE AND TENDER THEIR SHARES PURSUANT TO THE OFFER AT THE INCREASED OFFER PRICE.

     Item 4(b) of the Schedule 14D-9 is amended and supplemented by adding at the end thereof the following:

     In reaching its conclusions and the recommendation described above at its May 31, 1996 meeting, the Board considered a number of factors, including, without limitation, the following:

          (i) The terms and conditions of the Offer, including the Increased Offer Price.

          (ii) The Board's familiarity with the Company's businesses, assets, financial condition, and future prospects.

          (iii) The strategic direction of the Company and the merits and risks of that strategic direction and the nature of the industries in which the Company operates.

          (iv) The strategic alternatives available to the Company, taking into consideration, among other things, the results of the process undertaken at the Board's direction by the management of the Company, with the assistance of Goldman Sachs, the Company's financial advisor, to explore strategic alternatives to optimize shareholder value that involved, among other things, contacting entities that the Company and Goldman Sachs reasonably believed would be interested in entering into a business combination transaction with the Company and providing certain entities with information and access to the Company's officials and representatives and inviting proposals.

          (v) The fact that the process of exploring strategic alternatives to optimize shareholder value undertaken by the Company at the direction of the Board had, to that point, not resulted in any competing proposals for the acquisition of the Company and that, under the terms of the Merger Agreement, the Company would have the right, subject to the Company's obligation under the Merger Agreement to pay Transaction Costs and the Termination Fee as provided therein, to (a) engage in negotiations with, disclose non-public information to, and provide access to its properties, books, and records to any person who has made a Company Acquisition Proposal if the Board, after consultation with outside counsel to the Company, determines that its fiduciary duties require such actions and (b) terminate the Merger Agreement with Danaher if the Company receives an unsolicited written proposal with respect to a Company Acquisition Proposal that the Board determines in good faith, after consultation with its legal and financial advisors, is likely to lead to an acquisition transaction that is more favorable to shareholders of the Company than the Merger.

          (vi) The views of the Company's management as to the Company's financial condition and current conditions in the industries in which the Company's businesses operate and the Company's prospects for future growth and profitability.

          (vii) The oral opinion of Goldman Sachs that based upon certain considerations and assumptions, as of May 31, 1996, the $30 per share in cash to be received by shareholders in the Offer and the Merger, taken as a unitary transaction, is fair to such holders. Goldman Sachs subsequently confirmed its oral opinion by delivery of its written opinion dated June 5, 1996. The full text of Goldman Sachs' written opinion, dated June 5, 1996, delivered to the Board which sets forth the assumptions made, procedures followed, matters considered, and limits of its review, is filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference. THE TEXT OF SUCH OPINION SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT.

     In reaching its recommendation, no specific weightings were given by the Board to any of the foregoing factors, although the Increased Offer Price and the matters set forth in subparagraphs (iv) and (v) above were significant factors in reaching its conclusions. Such a determination of specific weightings would, in the Board's view, be impracticable. In addition, individual members of the Board may have given various weightings to different factors.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     Item 6(a) of the Schedule 14D-9 is amended and supplemented by adding at the end thereof the following:

     To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company, other than the exercise by David L. Swift, Chairman of the Board, President and Chief Executive Officer and a director of the Company, on March 25, 1996, of a previously granted option for 13,000 Common Shares at an exercise price of $14.125 per Common Share and the exercise by Jon Slaybaugh, President of Namco Controls Corporation, on May 10, 1996 of previously granted options for 2,000, 2,000 and 1,500 Common Shares at exercise prices of $9.750, $5.000 and $6.875 per Common Share, respectively, and the forfeiture by Mr. Slaybaugh of 2,500 performance shares previously awarded under the Performance Plan.

     Item 6(b) of the Schedule 14D-9 is amended and supplemented by adding at the end thereof the following:

     To the best of the Company's knowledge, all of the executive officers, directors, affiliates and subsidiaries of the Company currently intend to tender, pursuant to the Offer at the Increased Offer Price, all Shares beneficially owned by them, except for those Shares, if any, held by such persons which, if tendered, would cause such persons to incur liabilities under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended. The foregoing does not include any Shares over which, or with respect to which, any such person acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     Item 7(a) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

     The Company has terminated all existing activities, discussions, or negotiations with third parties with respect to any proposed Company Acquisition Proposal. Except for the proposed transactions with Danaher and WEC discussed herein, the Company is not currently engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company of any of its subsidiaries, (ii) a purchase, sale, or transfer of a material amount of assets by the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

     Item 7(b) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

     Except as set forth in Items 3(b), 4(a), 4(b), and 7(a) herein, there are no transactions, Board resolutions, agreements in principle, or signed contracts in response to the Offer which relate to or would result in any of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

Rights Agreement. On May 31, 1996, the Rights Agreement was amended to provide that the approval, execution, delivery, and performance of the Merger Agreement and the consummation of the transactions contemplated by it, including the Offer, will not cause Danaher, WEC, or any of their affiliates or associates to become an "Acquiring Person" or otherwise cause a "Shares Acquisition Date" or "Triggering Event" to occur. The Rights Agreement was also amended to provide that the Rights will expire upon the consummation of the Offer and acceptance for payment of the Shares tendered pursuant to the Offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (1) Letter to Shareholders of the Company dated June 5, 1996*

     (2) The Merger Agreement

     (3) Letter from Danaher to the Company's Board of Directors dated May 24, 1996 (incorporated by reference to Exhibit 1 to Schedule 14D-9/A (Amendment No.
3) filed by the Company on May 31, 1996).

     (4) Opinion of Goldman, Sachs & Co, dated June 5, 1996*

     (5) Page 6 of the 1996 Proxy Statement.

     (6) Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder*

*included in copies mailed to shareholders

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.

                                     ACME-CLEVELAND CORPORATION

                                     By: /s/  DAVID L. SWIFT
                                         --------------------------------------
                                         David L. Swift, Chairman of the Board,
                                         President and Chief Executive Officer


Dated: June 5, 1996